          N E W S   R E L E A S E

TALISMAN ENERGY ANNOUNCES FIRST PRODUCTION
FROM THE WOOD FIELD IN THE NORTH SEA

CALGARY, Alberta – December 19, 2007 –  Talisman North Sea Limited, a wholly owned subsidiary of Talisman Energy Inc., has commenced production from the Wood Field. The field is expected to produce at a peak rate of 6,000 bbls/d of oil and 16 mmcf/d of natural gas. The new facilities will allow the export of an additional 9 mmcf/d from the Montrose, Arbroath, Arkwright and Brechin (“MonArb”) fields.

The Wood field is located approximately 130 miles east of Aberdeen, six miles southeast of the Montrose platform in UKCS Block 22/18.

As part of this development, the Wood and Gas Export (WaGE) module was installed on the Montrose platform in 2006, providing Wood with production processing and natural gas compression facilities. Natural gas production from Wood and MonArb will be exported via a new six inch gas pipeline connected to the Central Area Transmission System (CATS). Oil from Wood is co-mingled with production from MonArb and exported via the Forties pipeline system.

Talisman North Sea Limited (58.97%) is the operator, with Energy North Sea Limited, a wholly owned subsidiary of Marubeni Corporation, holding the remaining 41.03% interest.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index, as well as the Jantzi Social Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate                                                                                                Christopher J. LeGallais
& Investor Communications                                                                                                       Senior Manager, Investor Relations
Phone:  403-237-1196  Fax:  403-237-1210                                                                                                  Phone:  403-237-1957  Fax: 403-237-1210
E-mail:   tlm@talisman-energy.com                                                                                                            Email:  tlm@talisman-energy.com

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Forward-Looking Statements

This news release contains statements that constitute forward-looking statements or forward-looking information (collectively “forward-looking statements”) within the meaning of applicable securities legislation.  These forward-looking statements include statements regarding: peak production estimates from the Wood Field; intended pipeline network and processing facility to be utilized; business plans; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking statements use words or phrases such as: “expects,” “does not expect” or “is expected,” “anticipates” or “does not anticipate,” “plans” or “planned,” “estimates” or “estimated,” “projects” or “projected,” “forecasts” or “forecasted,” “believes,” “intends,” “likely,” “possible,” “probable,” “scheduled,” “positioned,” “goals,” or “objectives” or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved.

Undue reliance should not be placed on forward-looking statements.  Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements.  These risks and uncertainties include:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•           risks and uncertainties involving geology of oil and gas deposits;
•           the uncertainty of reserves estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to development projects;
•	risk that adequate pipeline capacity to transport the gas to market may not be available;
•           health, safety and environmental risks;
•           changes to general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
•           the Company’s ability to implement its business strategy.

Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive.  Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Management’s Discussion and Analysis – Risk Factors” and elsewhere in the Company’s 2006 Annual Financial Report.  Additional information may be found in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements are made.  The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change, except as required by law.

Gross Production

In this news release, Talisman makes reference to estimated production volumes.  Such production volumes are estimated on a gross basis, which means they are estimated prior to the deduction of royalties and similar payments.  In the U.S., net production volumes are reported after the deduction of these amounts.